Exhibit 21

LIST OF SUBSIDIARIES

CalAmp Wireless Networks Corporation - a Delaware corporation

CalAmp Telemetrics Systems, LLC – a Delaware limited liability company

CalAmp Wireless Networks Corporation Limited – a New Zealand branch

CalAmp Northstar Holdings, Inc. - a Canadian corporation *

CalAmp Wireless Networks Inc. - a Canadian corporation

* non-operating holding company